EXHIBIT 21.1

LIST OF SUBSIDIARIES

Astra Energy Africa - SMC Limited

Astra Energy Services Limited (owned 80% by Astra Energy Inc. and 20% by Ssingo Oils and Gas - SMC Limited of Mityana, Uganda)

Astra Energy California, Inc.

Astra Energy Tanzania Limited (owned 80% by Astra Energy Inc. and 20% by Kiluwa Group of Companies Limited of Kinondoni, Tanzania)

Regreen Technologies Inc.

Astra Holcomb Energy Systems Inc.